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                            May 15, 2020

       Yves R. Michel
       Chief Executive Officer
       GME Innotainment, Inc.
       208 East 51st Street, Suite 170
       New York, NY 10022

                                                        Re: GME Innotainment,
Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed May 5, 2020
                                                            File No. 024-11139

       Dear Mr. Michel:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A filed May 5, 2020

       Offering Summary, page 8

   1. We note that you provide the number of shares of common stock outstanding as of
                                                        December 31, 2019.
Please revise to provide the number of shares outstanding as of the most recent practicable
date. Please make corresponding revisions to your disclosure in the section entitled
Principal Stockholders. Refer to Item 12(a) of Form 1-A.
       Risk Factors, page 9

   2. Please revise to discuss the effects, if any, that COVID-19 has had on your business, including, what
management expects its future impact will be, how management is responding to evolving
events, and how it is planning for COVID-19-related uncertainties going forward.
 Yves R. Michel
GME Innotainment, Inc.
May 15, 2020
Page 2
Certain Relationships and Related Party Transactions, page 45

3. Please revise your disclosure in this section to discuss the transactions mentioned in Notes
      4 and 7 on pages 68 and 74, respectively.
       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff
Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameYves R. Michel
                                                            Division of
Corporation Finance
Comapany NameGME Innotainment, Inc.
                                                            Office of
Manufacturing
May 15, 2020 Page 2
cc:       Andrew Coldicutt, Esq
FirstName LastName